Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 20, 2026

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12883
FT Laddered Buffer and Target Income ETF Allocation, Series 1
(the “Trust”)
CIK No. 2106913 File No. 333-294232

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Objective

1.The Staff notes the following disclosure in the first paragraph set forth in the “Objectives” section:

The Trust seeks current monthly income, with capital appreciation as a secondary objective. Under normal market conditions, the Trust will invest at least 80% of its assets in the ETFs that follow a laddered buffer strategy or target income strategy as described below.

Please revise the disclosure to clarify whether the laddering occurs at the UIT level, the Fund level, or both.

Response:The laddering structure occurs at the UIT level. In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

The Trust seeks current monthly income, with capital appreciation as a secondary objective. Under normal market conditions, the Trust will invest at least 80% of its assets in Target Outcome ETFs (as defined below) or Target Income ETFs (as defined below).

Risk Factors

2.The Staff notes the risk factor entitled “Information Technology” is included as a principal risk of the Trust. If accurate, please revise the Portfolio Selection Process to disclose that the underlying ETFs have exposure to information technology companies.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the Portfolio Selection Process:

The underlying ETFs hold investments that provide exposure to the information technology sector.

3.If the Trust will be concentrated in the information technology sector, or any other sectors, please add appropriate disclosure.

Response: The Trust confirms that appropriate disclosure will be added to the Trust’s prospectus if, based on the final portfolio, the Trust is concentrated in any sector.

4.In the section entitled “Risk Factors”, please consider grouping together, under a common subheading, the risk factors that arise due to the investment in the Underlying ETFs rather than investment by the Trust directly.

Response:The Trust has thoughtfully considered the Staff’s comment and determined that the risk disclosure, as currently presented, is appropriate for investor comprehension. Thus, the Trust respectfully declines to revise the referenced risk factors.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon